SEGALL BRYANT & HAMILL TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

August 25, 2023

VIA EDGAR

Ms. Lisa Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”)

File Nos. 002-75677 and 811-03373

Dear Ms. Larkin:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 130 (“PEA 130”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. PEA 131 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on March 28, 2023 with respect to Segall Bryant & Hamill Select Equity ETF.

In connection with this response letter, and on or around August 25, 2023, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 136 to the Registrant’s registration statement under the Securities Act (“PEA 136”), which is expected to include (i) changes to PEA 130 in response to the Staff’s comments, (ii) certain other non-material information; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided May 9, 2023 to PEA 130, accompanied by the Registrant’s responses to the comments.

U.S. Securities and Exchange Commission
Division of Investment Management
August 25, 2023

1.	Staff Comment: In the Fee Table, please state in the footnote that the expenses are based on estimated amounts.

□ Registrant’s Response: Comment complied with.

2.	Staff Comment: In the footnote to the Fee Table, please streamline the language regarding specific exclusions, “other expenditures which are capitalized in accordance with generally accepted accounting principles”.

□Registrant’s Response: Comment complied with.

3.	Staff Comment: In the footnote to the Fee Table, if recoupment is permitted, add language regarding fee waiver recoupment, including language that the recoupment will not exceed three years.

□ Registrant’s Response: Recoupment will not be permitted.

4.	Staff Comment: In the Principal Investment Strategies, state that shareholders will receive 60 days’ notice of changes to the 80% policy.

□ Registrant’s Response: Comment complied with.

5.	Staff Comment: In the first bullet in the Principal Investment Strategies section, in the sentence “… in securities of companies whose stock is traded …” please add “common” before “stock” if the Adviser doesn’t intend to invest in preferred stock. Also, please describe the “core investment styles” in plain English. In addition, does “(e.g., ADRs)” indicate that other types of investments are permitted, if so, please specify.

□ Registrant’s Response: Because the Fund will invest primarily in common stock but may at times invest in preferred stock, Registrant respectfully declines to make the requested revision to the first bullet point in the principal investment strategies section.

The second bullet under principal investment strategies has been revised to include the language in bold as follows:

“The Adviser invests the Fund’s assets opportunistically based on market information and does not limit its investment analysis approach to value, growth, or core (exhibiting neither overwhelming growth nor value attributes) investment styles.” (emphasis added).

Lastly, the reference to “ADRs” has been revised to remove “e.g.,” from the parenthetical as follows:

U.S. Securities and Exchange Commission
Division of Investment Management
August 25, 2023

“Under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in securities of companies whose stock is traded on U.S. markets, including depositary receipts (ADRs) or shares issued by companies incorporated outside of the United States.”

6.	Staff Comment: In the Principal Risks section in the Fund, please add “Foreign Risk” or similar risk related to ADR/GDR. In addition, please add “Liquidity Risk” for ETFs including disclosure regarding stressed market conditions.

□ Registrant’s Response: Registrant has added an “ADR Risk” and an “Indirect Foreign Exposure Risk” to the Fund’s Principal Risks. Investing in GDRs is not a principal investment strategy of the Fund, and accordingly, Registrant did not add associated disclosure to the Fund’s Principal Risks. Additionally, Registrant has added disclosure regarding stressed market conditions to the new “ETF Liquidity Risk” in the Fund’s Principal Risks section.

7.	Staff Comment: In “Sector Focus Risk” in the Principal Risks section, if specific sectors are contemplated, please describe.

□ Registrant’s Response: While the Fund may concentrate in a specific sector from time to time, at this time, no specific sector is contemplated. Accordingly, the requested disclosure has not been added to the Fund’s Principal Risks.

8.	Staff Comment: In the “Purchase and Sale of Fund Shares” section, please add the following: “When spreads widen or premiums and discounts become larger than usual, particularly during times of market stress, investors may pay significantly more or receive significantly less than the underlying value of the Fund’s shares when they buy or sell in secondary markets.”

□ Registrant’s Response: Comment complied with.

9.	Staff Comment: In the section “Payments to Broker-Dealers and Other Financial Intermediaries”, please tell us supplementally whether securities underlying the ETF are traded outside of a collateralized settlement system.

□ Registrant’s Response: Securities underlying the ETF will not be traded outside of a collateralized settlement system.

10.	Staff Comment: Item 9, “Additional Information About The Fund” should be more fulsome.

□ Registrant’s Response: Comment complied with.

11.	Staff Comment: In the “Principal Risks of the Fund” section, please identify what risks are non-principal risks. The heading indicates that they are all principal risks, but the disclosure states non-principal risks are included. Are all of the risks principal risks or should certain risks be identified as non-principal risks?

U.S. Securities and Exchange Commission
Division of Investment Management
August 25, 2023

□ Registrant’s Response: The “Principal Risks of the Fund” section, has been renamed “Principal and Non-Principal Risks of the Fund.” Each risk has been identified as to whether it is a Principal Risk or a Non-Principal Risk.

12.	Staff Comment: Please align the risks in the “Principal Risks of the Fund” section with the summary prospectus. For example, “Indirect Foreign Risk” isn’t included in the summary section, please consider if it should be.

□ Registrant’s Response: Comment complied with.

13.	Staff Comment: In the “Past Performance of the Adviser” section, please revise the second sentence to read “all of the private client accounts”.

□ Registrant’s Response: The “Past Performance of the Adviser” section has been revised and is included as Exhibit A attached hereto. The first paragraph of the section has been replaced as follows:

“The following tables set forth performance data relating to the historical performance of all private accounts managed by the Adviser for the periods indicated that have investment objectives, policies, strategies, and risks substantially similar to those of the Fund.” (emphasis added).

14.	Staff Comment: In the “Past Performance of the Adviser” section, please use plain English to identify what is meant by “GIPS firm” or remove the reference.

□ Registrant’s Response: The “Past Performance of the Adviser” section has been revised. Please see Exhibit A attached hereto for the revised language.

15.	Staff Comment: Please reverse the table order of the “Adviser’s Select Equity Composite”. The table should follow the “Annual Net Returns” table.

□ Registrant’s Response: Please see Exhibit A attached hereto for the revised table.

16.	Staff Comment: The “Annualized Net Returns” table should be replaced with “Average Annual Total Returns”.

□ Registrant’s Response: Comment complied with. Please see Exhibit A attached hereto.

17.	Staff Comment: For the “Select Equity Composite” please represent supplementally that the Fund has the records necessary to support calculation of the performance as required by Rule 204-2(a)(16) of the Investment Advisers Act.

□ Registrant’s Response: The Fund has the records to support the calculation of performance as required by Rule 204-2(a)(16) of the Investment Advisers Act.

U.S. Securities and Exchange Commission
Division of Investment Management
August 25, 2023

18.	Staff Comment: In footnote 1 of the “SBH Select Equity Composite Average Annual Total Returns for the Periods Ended December 31, 2022” table, it states “It is the Adviser’s position that the Excluded Accounts cannot be managed in a manner substantially consistent with its select equity strategy”. Please explain supplementally if the excluded accounts are added or removed on an ongoing basis and are not static.

□ Registrant’s Response: Please see Exhibit A attached hereto for the revised language.

19.	Staff Comment: In the “Investment Limitations” section of the Statement of Additional Information, for clarity, please move the three paragraphs which follow number six to align with the respective limitation.
20.	□ Registrant’s Response: The Fund’s Investment Limitations have been revised to remove limitations 7-10. Accordingly, the three paragraphs referenced in the Staff Comment now follow the complete list of the Fund’s investment limitations and the requested change has not been made.
21.	Staff Comment: In the “Investment Limitations” section of the Statement of Additional Information, please delete the second number six.

□ Registrant’s Response: Comment complied with.

22.	Staff Comment: In the last paragraph of the “Investment Limitations” section please consider revising the first sentence to state “For the purposes of limitation number 3 above”.

□ Registrant’s Response: The final paragraph in the “Investment Limitations” section relates to a non-fundamental policy of the Fund. Registrant respectfully declines to make the requested change for clarity that this disclosure is not tied to the fundamental investment limitation.

23.	Staff Comment: The second paragraph, in relevant part, in the “Acceptance of Purchase Order” section of the Statement of Additional Information (“SAI”) states:

“The Fund reserves the absolute right to reject or revoke acceptance of a purchase order transmitted to it by the Distributor if (a) the order is not in proper form; (b) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (c) the Deposit Securities delivered do not conform to the Deposit Securities for the applicable date; (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e) the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; (f) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust, Fund or the Adviser, have an adverse effect on the Trust, Fund or the rights of beneficial owners; or (g) in the event that circumstances outside the control of the Trust, the Distributor and the Adviser make it for all practical purposes impossible to process purchase orders.”

U.S. Securities and Exchange Commission
Division of Investment Management
August 25, 2023

This language is too broad. By using the term “absolute”, the Funds give the impression that they have a broader right than is permitted. Please delete “absolute” as well as items (d) and (f). Please also revise to say “including, but not limited to”.

□ Registrant’s Response: Comment complied with.

* * * * *

If you have any questions or further comments, please contact Maggie Bull, at (513) 869-4262.

Very truly yours,

/s/ Maggie Bull

Maggie Bull, Esq.

Secretary

Segall Bryant & Hamill Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

U.S. Securities and Exchange Commission
Division of Investment Management
August 25, 2023

Exhibit A

Past Performance for Similar Accounts Managed by the Adviser

The following tables set forth performance data relating to the historical performance of all private accounts managed by the Adviser for the periods indicated that have investment objectives, policies, strategies, and risks substantially similar to those of the Fund. The data is provided to illustrate the past performance of the Adviser in managing substantially similar accounts as measured against a market index and does not represent the performance of the Fund. You should not consider this performance data as an indication of future performance of the Fund. The Adviser maintains the records on behalf of the Fund to support calculation of the performance as required by Rule 204-2(a)(16) of the Investment Advisers Act.

The private accounts that are included in the performance data set forth below are not subject to the same types of expenses to which the Fund is subject, or to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940, as amended, or Subchapter M of the Internal Revenue Code of 1986, as amended. Consequently, the performance results for these private accounts could have been adversely affected if the private accounts had been regulated as investment companies under the federal securities laws.

SBH Select Equity Composite

Average Annual Total Returns

For the Periods Ended December 31, 2022

	One Year	Five Years	Since Inception (July 1, 2014)
SBH Small Cap Value Select Composite Returns (1)
Net of fees / expenses*	-17.30%	14.49%	13.36%
Gross of fees / expenses	-16.87%	15.01%	13.90%
Russell 1000® Index	-19.13%	9.13%	10.00%
Russell 3000® Index	-19.21%	8.79%	9.72%

(1)	The composite performance does not represent the historical performance of the Fund and should not be interpreted as being indicative of the future performance of the Fund.

* The net returns for the composite are shown net of all actual fees and expenses, including sales loads. The fees and expenses of accounts included in the composite are lower than the anticipated operating expenses of the Fund and, accordingly, the Fund would have lower performance results than those shown for the composite.

Segall Bryant & Hamill, LLC (“SBH”) is a wholly-owned subsidiary of CI Financial Corp. and a registered investment advisor established in 1994. SBH manages a variety of equity and fixed income assets for primarily U.S. clients. SBH has prepared and presented the foregoing reports in compliance with the Global Investment Performance Standards (GIPS®), which differs from the SEC method of calculating performance. The GIPS are a set of standardized, industry wide principles that provide investment firms with guidance on how to calculate and report their investment results. The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows. The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.

U.S. Securities and Exchange Commission
Division of Investment Management
August 25, 2023

The net of fees composite returns are net of management fees, trading commissions, and transaction costs and reflect the reinvestment of all income. Actual fees may vary depending on, among other things, the applicable management fee schedule and portfolio size. The Standard Institutional Investment Fee Schedules are as follows:

Management Fees
SBH Select Equity Strategy:	0.55% - First $25 Million 0.45% - Next $25 Million 0.30% - Over $50 Million